Exhibit 99.3

Report to Shareholders

Quarter Ended June 30, 2020

Recent Highlights

The 2nd quarter of 2020 will always be remembered as the “COVID-19” quarter. Exiting Q1, there were significant risks and uncertainties relating to what the Company could safely achieve in 2020. Although our planned work programs had to be cut back to accommodate safety concerns, we are pleased to report that the outstanding efforts of our employees and consultants, complemented by the ongoing support of our Treaty and First Nations , local communities and government regulators, have accomplished the following:

●	Filed new NI-43-101 Technical Report confirming dramatic improvement in KSM’s economic potential
●	Completed the acquisition of the 3 Aces exploration project in Yukon, Canada
●	Initiated geotechnical drill program along KSM’s tunnel route; drilling now in progress
●	Initiated an exploration program at our Iskut gold-copper porphyry target; drilling now in progress
●	Began mobilizing for 3rd Quarter Snowstorm drill campaign; drilling to begin in late August
●	Closed $37.1 million in equity financings during the 2nd Quarter

Rigorous procedures are being followed for all of this year’s programs to minimize the risks associated with COVID-19. Our team has worked closely with our Treaty and First Nation partners, government health organizations, suppliers and other exploration companies in each of our areas of focus to develop effective procedures for operating in the current global health crisis. Crews have new, clearly defined obligations to protect each other against infection and the spread of the virus, all of which have been embraced by our team.

Report confirms significant improvement in KSM’s economic potential while reducing environmental footprint

In May, the Company filed a new NI-43-101 Technical Report at www.sedar.com for its 100%-owned KSM project located in northern British Columbia, Canada. The new Technical Report confirmed the potential for a dramatic improvement in KSM’s economics by incorporating the recently expanded, higher grade Iron Cap deposit into a new Preliminary Economic Assessment (“2020 PEA”) mine plan. The Technical Report also includes the current Preliminary Feasibility Study which remains in effect. Highlights of the 2020 PEA include:

●	After Tax NPV at a 5% discount rate of US$6.0 billion using Base Case three-year average price assumptions of US$1,340/oz gold, US$2.80/lb copper and foreign exchange rate of US$0.76 per C$1.00;
●	44-year mine production plan capturing 19.6 million ounces of gold and 5.4 billion pounds of copper from the measured and indicated categories plus an additional 20.8 million ounces of gold and 13.8 billion pounds of copper from the inferred category;
●	Life of mine recovered production of 27.6 million ounces of gold and 17.0 billion pounds of copper;
●	170,000 tonne per day processing rate capturing 2.4 billion tonnes of mill feed, or only 30% of KSM’s total mineral resource;
●	4.0-year payback on US$5.2 billion initial capital;
●	At US$1,340 gold and US$2.80 copper, average annual pre-tax Free Cash Flow of US$1.45 billion from 1.3 million ounces of gold and 265 million pounds of copper produced per year during the initial 5 years of production;
●	Life of mine average operating cost of negative US$472 per ounce of gold produced, net of copper and silver by-product revenues;
●	Life of mine total cost of US$4 per ounce of gold produced, inclusive of all project initial, sustaining and closure/reclamation capital and net of copper and silver by-product revenues;
●	57% reduction in mine waste rock compared to the approved Environmental Assessment (“EA”); and
●	33% reduction in greenhouse gas emissions from mine operations compared to the approved EA.

The 2020 PEA was undertaken to assess an alternate approach to developing KSM by incorporating a much larger Iron Cap block cave mine earlier into the production schedule. The benefits of incorporating Iron Cap into mine plans at an early stage exceeded the upper end of our expectations, not only for the improvements in projected economics but also for the reduction in environmental impact. The new Technical Report provides investors a compelling view of the project's potential, which if achieved, would rank KSM among the best large-scale producing mines in the world.

106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada

Telephone: (416) 367-9292 www.seabridgegold.net

3 Aces: a high-grade, near surface gold exploration opportunity in a mining-friendly jurisdiction

In May, we completed the acquisition of a 100% interest in the 3 Aces gold project in Yukon, Canada from Golden Predator Mining Corp. for 300,000 Seabridge common shares, potential future cash payments totaling $2.25 million, and continuing royalty participation in the project by Golden Predator.

3 Aces is a district scale, orogenic-gold project consisting of 1,536 claims covering approximately 350 km² located in a readily accessible part of southeastern Yukon. The target concept for this project is consistent with some of the biggest and richest gold deposits in the world, including the California Mother Lode Belt, Juneau Gold Belt, Muruntau in Uzbekistan and Obuasi in Ghana. Historical work has identified a broad area of gold-in-soil extending more than 20 kilometers (12.4 miles) along strike and recent drilling in the Central Core Area has progressed to a point where, with additional exploration drilling, the property could potentially advance to an initial resource with exceptional grade.

Past drilling has encounted a significant number of gold rich zones on the stratigraphic/structural contacts at 3 Aces. By early 2019 the project had completed about 300 holes; 37% of these encountered +5.0 g/t gold intersections and 27% have returned +8.0g/t gold. Many of these holes were close-space off-sets on high-grade veins that crop out, but all veins identified in the Central Core Area have encountered high grade intersections. Significant effort was expended by Golden Predator to ensure that sampling of these high grade, nuggety intervals produced reliable and repeatable assay results. A sampling protocol was put in place to achieve reliable results. The following table summarizes selected intervals from previous drilling.

Hole ID	DH Type	From (meters)	To (meters)	Intercept (meters)	Gold Grade (g/T)
Spades High Grade Zone
3A16-032	RC	16.76	27.43	10.67	32.86
3A16-042	RC	17.53	24.38	6.85	25.61
3A16-044	RC	17.53	35.05	17.52	3.65
3A17-100	RC	19.05	25.91	6.86	20.15
3A17-124	RC	6.10	10.67	4.57	58.75
3A17-132	DD	20.00	33.30	13.30	6.69
3A17-127	RC	12.95	19.05	6.10	22.30
3A17-133	DD and	23.80 57.50	40.00 65.00	16.80 7.50	20.50 13.92
3A17-138	DD	7.50	15.50	8.00	50.40
3A17-157	DD	19.00	23.20	4.20	20.04
3A17-208	RC	0.76	5.33	4.57	81.35
3A17-209	RC	2.29	23.62	21.33	18.33
3A17-211	RC	1.52	9.91	8.39	14.05
3A17-218	RC	5.33	18.29	12.96	14.19
3A17-220	RC	1.52	15.24	13.72	43.02
3A17-224	RC	1.52	11.43	9.91	21.81
3A17-238	RC	0.76	9.91	9.15	41.03
Hearts Zone
3A16-048	RC	96.01	104.39	8.38	6.39
3A16-054	RC	38.86	58.67	19.81	4.76
3A16-055	RC	51.05	60.20	9.15	9.37
3A16-082	DD	42.67	60.96	18.29	16.75
3A16-084	DD	103.98	115.82	11.84	1.72
3A16-085	RC	86.87	96.01	9.14	8.65
3A17-203	RC	10.67	30.48	19.81	3.32
Other Occurrences
3A17-143	DD	12.70	32.00	19.30	16.15
3A17-144	RC	5.33	52.58	47.25	1.11
3A17-147	DD and	13.00 18.50	15.50 22.00	2.50 3.50	15.51 21.44
3A17-275	RC	40.39	48.77	8.38	5.24
3A18-335	DD	16.20	33.06	16.86	1.35
3A17-175	RC	32.00	33.53	1.53	36.33

Our current plan at 3 Aces is to assemble and evaluate the wealth of data developed by Golden Predator for the targets in the Central Core Area with a view to initiating an aggressive drill program next year.

KSM geotechnical drill program to test Mitchell Treaty Tunnels (“MTT”) route

Geotechnical drilling has begun along the proposed route of the MTT, a key infrastructure component of KSM. The permit for the drill program was obtained from the BC government on June 30, 2020. The size of this year’s geotechnical drill program has been scaled back from original plans due to the impact of the COVID-19 pandemic. The permit allows Seabridge to drill 40 holes, but we have limited this summer’s program to only one drill rig and 10 holes to reduce the load on our camp facilities and protect our employees and contractors.

The MTT is designed to connect the mine and mill, enabling the efficient transfer of ore to the mill from the mine site and the supply of electricity and transportation of fuel and other consumables in the opposite direction to the mine. The location of the mill and tailings management facility at some distance from the mines reflects the need for a site with suitable geotechnical characteristics where responsible tailings management can occur. Tunnels are more cost effective and less environmentally impactful than overland transport for the approved multi-decade mine life.

This year’s drilling will consist of about 4,000 meters in 10 holes to obtain information on the condition of the rocks through which the tunnels will be driven. This data will help in the selection of the best excavation technology for tunnel construction. Instrumentation will also be installed for ongoing data collection that will further assist tunnel design. Later this summer Seabridge plans to undertake a geophysics and short borehole drill program to determine foundation properties for construction of one of the MTT''s key portals.

Iskut drill program to test strong geophysical anomalies under the Quartz Rise lithocap

Core drilling has commenced at our 100%-0wned Iskut project in British Columbia to test below the Quartz Rise Lithocap for a gold-copper porphyry mineral system similar to those on Seabridge’s nearby KSM Project. The Iskut target has been developed over the past three years by making intensive use of geophysical tools, surface mapping and sampling and preliminary drilling. Rigorous procedures are being followed in this year’s program to minimize the risks associated with COVID-19.

Two shallow drill campaigns conducted by Seabridge discovered a promising diatreme below the Quartz Rise Lithocap located southeast of the old high-grade Johnny Mountain Mine. Elevated surface gold and copper concentrations situated within a large, intense induced polarization anomaly found in close association with magnetic anomalies have helped to define the target location below and west of the well-developed lithocap. Up to 8,000 meters of core will be drilled to evaluate about 750 meters of strike and more than 800 meters of vertical projection evident in the geophysical data.

The 2020 program plan will follow the successful formula used at KSM which led directly to the discovery of the Deep Kerr zone (cave-constrained Inferred Resource of 1.9 billion tonnes grading 0.31g/T Au and 0.41% Cu). Drill holes are designed to cut across the IP anomaly and a distinct magnetic feature which encloses the diatreme encountered in previous drilling. A hydrothermal breccia (diatreme) discovered in 2018 was found to contain clasts of porphyry-style vein fragments that confirmed an underlying porphyry source for the lithocap. Holes are planned to penetrate the geophysical anomalies at various elevations along the strike of the features, targeting the likely cradle of the porphyry system. The geophysical footprint of this target trends into an area where glacial erosion has exposed the system vertically over at least 800 meters, making the target amenable to drilling from surface.

2020 drilling at Snowstorm to follow-up on confirmed host stratigraphy and new structures

Plans have been finalized for a follow-up drill program at its 100%-owned Snowstorm Project in Northern Nevada to commence later this month. Prior work has determined that the project, located 6 kilometers north of Twin Creeks and 15 kilometers northwest of Turquoise Ridge, has the permissive stratigraphic host rocks and structures found at these two successful gold mines. An initial four drill hole program, anticipated to be about 5,700 meters, will evaluate several newly defined structural features in the favorable Ordovician carbonate stratigraphy.

Snowstorm was acquired because we thought it was an excellent opportunity for the discovery of a Getchell-style high grade gold deposit. These occurrences are challenging to find because the targets are hidden under younger volcanic cover. Last year we confirmed that Snowstorm has the right stratigraphy and a continuation of the Getchell structural setting. This year we will follow the permissive stratigraphy into areas where it is intersected by structures which we think may have transported gold-bearing solutions.

Financial Results

During the three-month period ended June 30, 2020 Seabridge posted a net loss of $4.1 million ($0.06 per share) compared to a loss of $2.0 million ($0.03 per share) for the same period in 2019. During the 2nd quarter, Seabridge invested $4.4 million in mineral interests project spending compared to $4.3 million in the second quarter of 2019. At June 30, 2020, net working capital was $40.3 million compared to $12.5 million at December 31, 2019.

In April, the Company closed a non-brokered private placement of 1.44 million common shares at a price of $11.75 per common share for net proceeds of $16.9 million. No commissions were paid on the financing. In June, the Company also issued 345,000 flow-through common shares at $32.94 per common share for aggregate gross proceeds of $11.4 million. During the three months ended June 30, 2020, the Company issued 420,482 shares, at an average selling price of $24.42 per share, for net proceeds of $8.8 million under the Company’s ATM offering.

On Behalf of the Board of Directors,

/s/ Rudi P. Fronk
Rudi P. Fronk
Chairman and Chief Executive Officer
Toronto, Canada
August 10, 2020